EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings from continuing operations	$717,690	$306,203	$220,470	$236,701	$235,157
Add:
Minority Interest	3,457	5,243	4,875	4,959	5,508
Income Taxes	30,528	26,892	43,562	15,374	28,169
Interest expense	294,403	177,562	152,551	154,427	151,864

Earnings as adjusted	$1,046,078	$515,900	$421,458	$411,461	$420,698

Combined fixed charges and preferred share dividends:
Interest expense	$294,403	$177,562	$152,551	$154,427	$151,864
Capitalized interest	97,297	63,885	37,388	36,425	30,534

Total fixed charges	391,700	241,447	189,939	190,852	182,398
Preferred share dividends	25,416	25,416	25,746	30,485	32,715

Combined fixed charges and preferred share dividends	$417,116	$266,863	$215,685	$221,337	$215,113

Ratio of earnings as adjusted to combined fixed charges and preferred share dividends	2.5	1.9	2.0	1.9	2.0